October 19, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining

Re:	Alliance Holdings GP, L.P.
Form 10-K for the Year Ended December 31, 2016
Form 10-Q for the Fiscal Quarter Ended June 30, 2017
File No. 000-51952

Ladies and Gentlemen:

This letter sets forth the responses of Alliance Holdings GP, L.P. (the “Partnership” or “AHGP”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 10, 2017 (the “Comment Letter”) with respect to the Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) and the Form 10-Q for the quarter ended June 30, 2017 (the “Form 10-Q”).

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Notes to Condensed Consolidated Financial Statements

1, Organization and Presentation

Exchange Transaction, page 5

1.              You disclose in Note 1 that on July 28, 2017, MGP contributed to ARLP all of its IDRs and its general partner interest in ARLP in exchange for 56,100,000 ARLP common units and a non-economic general partner interest in ARLP. You also disclose that in conjunction with this transaction and on the same economic basis as MGP, SGP also contributed to ARLP its 0.01% general partner interests in both ARLP and the Intermediate Partnership in exchange for 7,181 ARLP common units.  In connection with this exchange transaction, ARLP amended its partnership agreement to reflect, among other things, cancellation of the IDRs and the economic general partner interest in ARLP and issuance of a non-economic general partner interest to MGP.  Please tell us how you plan to account for this transaction in your consolidated financial statements and indicate the relevant technical accounting literature that was applied in accounting for this transaction.

Response: We acknowledge the Staff’s comment and, as reported in our Current Report on Form 8-K dated July, 28, 2017, the Exchange Transaction between the Partnership and Alliance Resource Partners, L.P. (“ARLP”) was a private placement exempt from the registration requirements of the Securities Act of 1933 and involved the issuance of ARLP common units to AHGP in exchange for the cancellation of the ARLP’s incentive distribution rights (“IDRs”) held by the Partnership’s wholly-owned subsidiary and managing general partner of ARLP, MGP. No securities were issued or distributed to AHGP unitholders. The terms of the Exchange Transaction were unanimously approved by the Board of AHGP’s general partner and the Conflicts Committee of MGP, ARLP’s managing general partner, each of which received fairness opinions from financial advisors in connection with the value of the securities exchanged in the transaction. As we have publicly disclosed, the Exchange Transaction streamlines the economic structure of ARLP through the cancellation of the IDRs which, in turn, supports ARLP’s future distribution growth, lowers its cost of capital and creates flexibility for equity capital market transactions, whether in the form of additional ARLP common unit issuances or ARLP common unit repurchases.  While numerous factors were considered in determining the number of units issued by ARLP in exchange for cancellation of the IDRs and analyzed by the financial advisors that rendered the fairness opinions regarding the transaction, it is important to note that prior to the Exchange Transaction, as owner of the IDRs, MGP was entitled to an increasing share of growth in distributions paid to our limited partner unitholders.  Specifically, the IDRs held by MGP entitled it to receive 15% of the amounts ARLP distributed in excess of $0.1375 per unit, 25% of the amount ARLP distributed in excess of $0.15625 per unit, and 50% of the amount ARLP distributed in excess of $0.1875 per unit.  Following the Exchange Transaction, beginning with distributions declared for the three months ended June 30, 2017, payable in August 2017, ARLP will no longer make distributions with respect to the IDRs. For a discussion of the impact to the Partnership’s net income as a result of both the Exchange Transaction and ARLP’s decision to increase distributions on its common units, please see our response to comment number two below.

In accordance with ASC 810-10-45-21A through 810-10-45-24, ASC 805-50-30-5 and ASC 250-10-20, we determined that the Exchange Transaction described in our Form 10-Q should be accounted for as a transaction between a parent and subsidiary under common control.  ARLP’s IDRs formerly held by the MGP are considered a right associated with the Partnership’s general partner interests in ARLP, therefore our exchange of the IDRs and our economic general partner interest in ARLP constitutes an exchange of equity interests in ARLP.  As the exchange of equity interests between a parent and subsidiary under common control did not constitute a transfer of a business and there was no change in control of either the Partnership or ARLP, we concluded that the exchange should reflect the impact on the controlling and noncontrolling interest at carrying value on a prospective basis from the date of the Exchange Transaction.  The Exchange Transaction did not have a material impact on the Partnership’s Condensed Consolidated Financial Statements for the quarter-ended June 30, 2017 nor do we anticipate any material impact for subsequent quarters in 2017.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended June 30, 2017 Compared to Three Months Ended June 30, 2016, page 26

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016. Page 31

2.              You disclose on pages 26 and 31 that your net earnings were impacted by an increased allocation of the ARLP Partnership’s net income to AHGP due to increased quarterly cash distributions to AHGP from ARLP as a result of the Exchange Transaction.  Please revise your discussion to clarify why the Exchange Transaction resulted in increased allocations of net earnings and increased quarterly cash distributions from the ARLP Partnership.  Also, please revise to quantify the impact of these increased earnings allocations and distributions from the ARLP Partnership on your results of operations for the periods.

Response: We acknowledge the Staff’s comment and in response we advise the Staff that the noncontrolling interest of the Partnership primarily represents the limited partner common units in ARLP held by investors other than the Partnership (i.e., ARLP’s public common unitholders).  Accordingly, total net income of ARLP is allocated between the Partnership and noncontrolling interests of ARLP (its public common unitholders) based on the cash amounts distributed by ARLP to each, and then, any remaining undistributed income or losses of ARLP are allocated to both the Partnership and the noncontrolling interests of ARLP based on the proportion of ARLP interests held by each.  Both the recent increase of ARLP’s quarterly cash distribution rate on its common units and the additional quarterly cash distributions to AHGP resulting from the receipt of additional common units in the Exchange Transaction increased the amounts of net income allocated to AHGP because AHGP received more cash distributions from ARLP than it would have without the distribution rate increase and the Exchange Transaction as compared to prior periods.  In other words, AHGP’s additional cash received reflects the increased number of ARLP limited partner common units now held by the Partnership versus prior to the Exchange Transaction.  Regarding the cash distribution increase to AHGP specifically associated with the Exchange Transaction, AHGP’s quarterly distributions from ARLP, beginning with the second quarter of 2017 (paid in August 2017)

related to the newly issued ARLP common units, exceeded what would have been distributed to AHGP for the IDR associated with second quarter earnings if the exchange had not occurred.  The impact of both ARLP’s unit distribution increase for the second quarter and the Exchange Transaction together totaled approximately $5.1 million as it relates to the increased allocations of ARLP net earnings to AHGP compared to the prior periods.  In response to the Staff’s comments we would propose revising our discussion as follows for use in future filings of the Partnership’s Form 10-Q:

Three Months Ended June 30, 2017 Compared to Three Months Ended June 30, 2016, page 26

We reported net income attributable to AHGP of $42.6 million for the three months ended June 30, 2017 (“2017 Quarter”) compared to $45.4 million for the three months ended June 30, 2016 (“2016 Quarter”). The decrease of $2.8 million was principally due to a $7.9 million decrease related to the ARLP Partnership’s lower revenues resulting from anticipated lower coal sales price realizations offset in part by a $5.1 million increased allocation to us of ARLP Partnership’s net income due to increased quarterly cash distributions received from ARLP.  The increased distributions from ARLP resulted from a) ARLP’s 14.3% higher quarterly unit distribution rate and b) the increased number of ARLP common units we hold resulting from the Exchange Transaction.  Higher distributions to us from ARLP increases our income allocation from the ARLP Partnership because the net income is first allocated to us based on the quarterly distribution amounts and with remaining undistributed net income or loss of the ARLP Partnership allocated to us based on our percentage of ARLP’s outstanding common units.  AHGP’s percentage of ARLP’s total common units outstanding increased as a result of the Exchange Transaction.  The combination of the increase in quarterly distributions declared by ARLP and the common units we received in the Exchange Transaction resulted in a larger distribution to us from ARLP than would have been the case had the Exchange Transaction not occurred.

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016, page 31

We reported net income attributable to AHGP of $97.6 million for the six months ended June 30, 2017 (“2017 Period”) compared to $76.2 million for the six months ended June 30, 2016 (“2016 Period”).  The increase of $21.4 million was due to a $16.3 million increase related to the ARLP Partnership’s increased coal sales volumes, which rose to 18.1 million tons sold in the 2017 Period compared to 15.4 million tons sold in the 2016 Period, higher other sales and operating revenues, lower depreciation, depletion and amortization, lower operating expenses, and higher equity in earnings of affiliates from our investments in oil and gas mineral interests. In addition, net income attributable to AHGP increased by $5.1 million resulting from increased allocations to us of ARLP Partnership’s net income due to increased quarterly cash distributions received from ARLP in the 2017 Quarter.  The increased distributions from ARLP resulted from a) ARLP’s 14.3% higher quarterly unit distribution rate and b) our increased number of ARLP common units held resulting from the Exchange Transaction.  Higher distributions to us from ARLP increases our income allocation from the ARLP Partnership because the net income is first allocated to us based on the quarterly distribution amounts and with remaining undistributed net income or loss of the ARLP Partnership allocated to us based on our percentage of ARLP’s outstanding common units.  AHGP’s percentage of ARLP’s common units outstanding increased as a result of the Exchange Transaction.  The combination of the increase in quarterly distributions declared by ARLP and the common units received in the Exchange Transaction resulted in a larger distribution to us from ARLP than would have been the case had the Exchange Transaction not occurred.  These increases to income attributable to AHGP were offset in part by the ARLP Partnership’s lower coal sales price realizations and a debt extinguishment loss of $8.1 million related to the early repayment of the ARLP Series B Senior Notes in May 2017.

We respectively request that the Staff accept our response, as we believe our accounting for the Exchange Transaction and our revised disclosures with respect to the change in net income attributable to AHGP are appropriate.

In connection with the above responses to the Staff’s comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., Stephen Gill at (713)758-4458.

Very truly yours,

Alliance Holdings GP, L.P.

By:	/s/ Brian L. Cantrell
Brian L. Cantrell
Sr. Vice President and Chief Financial Officer

Cc:	Eb Davis
Alliance Resource Partners, L.P.

Stephen M. Gill
Vinson & Elkins L.L.P.